Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Disposals of shares by a Person Discharging Managerial Responsibility

The Company was notified on 17 March 2008 that on 14 March 2008, Mark Reckitt disposed of 3,687 ordinary shares in the capital of the Company at a price of £5.66 per share following the vesting of shares awarded under the Company’s International Share Award Plan 2006.

The Company was notified on 17 March 2008 that on 14 March 2008, Mark Reckitt disposed of 27,848 ordinary shares in the capital of the Company at a price of £5.63 per share.

The Company was notified on 17 March 2008 that on 17 March 2008, Mark Reckitt disposed of 17,374 ordinary shares in the capital of the Company at a price of £5.55 per share.

The Company was notified on 18 March 2008 that on 18 March 2008, Mark Reckitt disposed of 33,500 ordinary shares in the capital of the Company at a price of £5.48 per share.

All transactions were carried out in London.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.2.

Contact:

John Mills
Director of Group Secretariat
Tel: 020 7830 5176

18 March 2008